Exhibit 100.0

NICE Interaction Analytics Wins CUSTOMER Magazine’s Speech
Technology Excellence Award

NICE is recognized as a leading speech analytics innovator, improving customer experience across all channels

Ra’anana, Israel, June 24, 2015 – NICE Systems (NASDAQ: NICE) today announced that it is a recipient of CUSTOMER magazine’s 2015 Speech Technology Excellence Award for its cross-channel NICE Interaction Analytics solution.

NICE Interaction Analytics enables companies to transform valuable, yet hidden, information in customer interactions into business results. It helps prepare the workforce for handling customer interactions, shaping them in real time, and continuously perfecting the customer experience.

The eleventh-annual Speech Technology Excellence Award, presented by TMC’s CUSTOMER Magazine, honors companies that have demonstrated innovation in speech technology solutions. “NICE has demonstrated to the editors of CUSTOMER magazine that its product is both innovative and a leader in the speech technology industry,” said Rich Tehrani, CEO of the global media company, TMC. “Interaction Analytics has proven its superior capabilities and has ultimately improved the bottom line for its customers.”

NICE Interaction Analytics is powered by the NICE Engage Platform, NICE’s next generation capture platform, which supports 100 percent real-time analytics at unrivaled scale, speed, and low cost of ownership. The platform delivers real-time guidance to agents in seconds, enabling them to take immediate action.

Miki Migdal, President of the NICE Enterprise Product Group, said: “We are honored to be recognized by CUSTOMER magazine. This award highlights our commitment to helping companies achieve their business objectives through a better understanding of customer needs and preferences. With this information, they can then take action to improve processes, engage employees, and deliver a perfect customer experience.”

The Speech Technology Excellence Awards will be published in the June 2015 edition of CUSTOMER Magazine.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.